Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	9 Months Ended September 30,	12 Months Ended December 31,
	2007	2006 (d)	2005 (d)	2004 (d)	2003 (d)	2002 (d)
Earnings, as defined:
Net income (a)	$800	$842	$695	$681	$772	$401
Preferred security dividend requirements	14	14	2	2	29	66
Less undistributed income (loss) of equity method investments		3	2	(1)	(5)	(9)
Income taxes	188	268	128	196	162	214
Total fixed charges as below (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	376	476	505	519	494	573

Total earnings	$1,378	$1,597	$1,328	$1,399	$1,462	$1,263

Fixed charges, as defined:
Interest on long-term debt	$395	$482	$465	$491	$417	$486
Interest on short-term debt and other interest	20	13	29	20	25	70
Amortization of debt discount, expense and premium - net	6	11	23	8	41	25
Estimated interest component of operating rentals	18	29	32	34	45	38
Preferred securities distributions of subsidiaries on a pre-tax basis	17	24	5	5	45	79

Total fixed charges (b)	$456	$559	$554	$558	$573	$698

Ratio of earnings to fixed charges	3.0	2.9	2.4	2.5	2.6	1.8
Ratio of earnings to combined fixed charges and preferred stock dividends (c)	3.0	2.9	2.4	2.5	2.6	1.8

(a)	Net income excludes minority interest, discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(d)
Certain line items have been revised due to the planned sale of PPL's natural gas distribution and propane businesses and the related reclassification of prior period operating results to Discontinued Operations.